July 5, 2016
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Loan Lauren P. Nguyen, Legal Branch Chief
Office of Natural Resources
Wei Lu, Staff Accountant
Shannon Buskirk, Staff Accountant
Anuja A. Majudar, Attorney-Advisor

Re:	MPLX LP
Registration Statement on Form S-4
Filed June 17, 2016
File No. 333-211397
Form 10-K for Fiscal Year Ended December 31, 2015
Response Dated June 17, 2016
File No. 001-35714
Ladies and Gentlemen:
MPLX LP, a Delaware limited partnership (the “Partnership” or “MPLX” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 24, 2016, with respect to the Partnership’s Registration Statement on Form S-4, filed June 17, 2016 (the “Registration Statement”) and the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed on February 26, 2016 (the “Form 10-K”).
Below are the Partnership’s responses. For the convenience of the Staff, the Partnership has repeated each of the Staff’s comments before the corresponding response.
Registration Statement on Form S-4 filed June 17, 2016
General
1.This letter includes comments relating to your Exchange Act filings and disclosures. Once we indicate that we have no further comments in that regard, you will be in a position to request accelerated effectiveness for your Form S-4 registration statement.

Response:
The Partnership respectfully acknowledges the Staff’s comment.
Form 10-K for Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71
Non-GAAP Financial Information, page 72
2.    We have reviewed your response to comment 2 of our letter dated June 10, 2016. It remains unclear why these adjustments are appropriate considering the December 4, 2015 effective date of the merger with MarkWest. Your response states the amounts of Adjusted EBITDA and Distributable Cash Flow (“DCF”) generated for the period from October 1, 2015 through December 3, 2015 were not distributed to the unitholders of MarkWest. However, the inclusion of these pre-merger adjustments implies that distributions to all unitholders, including those unitholders of MPLX prior to the merger, are entitled to these pre-merger adjustment amounts. Please further expand your disclosure to clarify why Adjusted EBITDA and DCF for the fiscal year ending December 31, 2015 of MPLX should include these pre-merger amounts.
Response:
The Partnership’s Adjusted EBITDA and DCF for the fiscal year ending December 31, 2015 include the adjustments identified in Comment 2 because all of the Partnership’s unitholders, including those unitholders who held common units of the Partnership prior to the MarkWest Merger, were entitled to receive a portion of the pre-merger adjustment amounts as distributions.
All of the outstanding common units of MarkWest were converted into common units of the Partnership upon completion of the MarkWest Merger on December 4, 2015. As of such date, MarkWest had not declared a distribution for any portion of the fourth quarter of 2015 and the MarkWest unitholders did not receive a distribution for the period of October 1, 2015 through December 3, 2015. On January 25, 2016, the Partnership declared a distribution of $0.50 per common unit for the fourth quarter of 2015 payable to all unitholders of record of the Partnership’s common units as of February 4, 2016, the record date for the fourth quarter 2015 distribution. The Partnership’s unitholders of record on such date included unitholders who held common units of the Partnership prior to the completion of the MarkWest Merger as well as unitholders who held common units of MarkWest prior to the completion of the MarkWest Merger, which, as previously noted, were converted into common units of the Partnership in connection with the MarkWest Merger. The Partnership’s fourth quarter 2015 distribution was paid on February 12, 2016 from the Partnership’s available cash, comprised of the available cash generated by MarkWest during the period from October 1, 2015 through December 3, 2015 and the available cash generated by the Partnership during the period from October 1, 2015 through December 31, 2015.

The Partnership expects that the only future Exchange Act filing in which the Partnership will include the adjustments identified in Comment 2 will be the Partnership’s Form 10-K for the year ended December 31, 2016. In that Exchange Act filing, the Partnership intends to provide the following explanations:
The financial and operational results of MarkWest are included in the Partnership’s results from December 4, 2015, the date of the MarkWest Merger, in accordance with GAAP. The Partnership distributes and, prior to the MarkWest Merger, MarkWest distributed, all or a portion of the DCF generated in any given quarter to unitholders in the subsequent quarter. MarkWest had made a distribution for the third quarter of 2015 prior to the MarkWest Merger. However, the DCF generated by MarkWest for the period from October 1, 2015 through December 3, 2015 had not been distributed to MarkWest unitholders as of the date of the MarkWest Merger. By operation of the MarkWest Merger, the Partnership acquired such undistributed cash, along with all other assets of MarkWest, with the intent and obligation to distribute such cash to the Partnership’s unitholders as part of the Partnership’s fourth quarter 2015 distribution. In order to effectively include the amount of Adjusted EBITDA and DCF generated by MarkWest during the fourth quarter of 2015 prior to the date of the MarkWest Merger, and effectively include such previously undistributed cash, we have made adjustments labeled “MarkWest’s pre-merger EBITDA” and “MarkWest undistributed DCF” in our reconciliations of Adjusted EBITDA and DCF to reported net income. MarkWest’s pre-merger EBITDA represents Adjusted EBITDA generated by MarkWest for the period from October 1, 2015 through December 3, 2015. MarkWest undistributed DCF represents the net adjustments made to MarkWest’s pre-merger EBITDA in order to arrive at the DCF generated by MarkWest for the period from October 1, 2015 through December 3, 2015.
The amount of Adjusted EBITDA and DCF generated by MarkWest for the period of October 1, 2015 through December 3, 2015 was considered by the Board of Directors of the Partnership’s general partner in approving the Partnership’s cash distribution for the fourth quarter of 2015. In addition, we believe the inclusion of the DCF generated by MarkWest for the period of October 1, 2015 through December 3, 2015 allows for a more meaningful calculation of the Partnership’s ratio of DCF generated to distributions declared for the fourth quarter of 2015. We believe the inclusion of these adjustments presents an appropriate basis for analyzing the complete operating results of the Partnership and MarkWest, on a combined basis, for the year ended December 31, 2015.

*	*	*
In connection with the above response, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (303) 925-9210.

Very truly yours,

/s/ Nancy K. Buese
Nancy K. Buese,
Executive Vice President and Chief Financial
Officer

cc:	C. Corwin Bromley, MPLX LP
Molly R. Benson, MPLX LP
Kimberly J. Pustulka, Jones Day